January 25, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street N.E.

Washington, DC 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”) Amendment No. 2 to Preliminary Merger Proxy Statement on Schedule 14A File No. 001-33927 Filed January 19, 2010

Ladies and Gentlemen:

We express our appreciation for your continued assistance with the Company’s preliminary merger proxy statement (the “Proxy Statement”). On behalf of the Company, we are writing to respond to the questions raised by Michael Fay and other members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in our conversation on Wednesday, January 20, 2010 at approximately 1:15 p.m., Eastern time. In conjunction with these responses, the Company is filing Amendment No. 3 to the Proxy Statement (the “Amendment”) via the Commission’s EDGAR system.

The Company is also delivering four marked courtesy copies of the Amendment by courier to you today.

Select Staffing 2008 Core Customer Impairment

For the fiscal year ended December 28, 2008, Select Staffing conducted SFAS 144 impairment testing for each of its Staffing, Specialty and PEO reporting units and recorded an impairment charge of $38,350,000 related to the valuation of customer relationships within its Staffing reporting unit. This charge reflected impairment of the value allocated to customer relationships acquired in connection with the acquisitions of Tandem Staffing Solutions, Inc. and Ablest, Inc. in fiscal 2007 and RemedyTemp, Inc. in fiscal 2006. The charge reduced the recorded value of those customer relationships to their estimated fair value.

Please be advised that the $36,200,000 customer relationships impairment charge shown on page A-6 of the January 19, 2010 response letter to the Staff reflects the impairment charge on a net basis – the $38,350,000 impairment of customer relationships (which appears in Note 4 on page F-81 of the proxy statement) reduced by the reversal of the associated amortization of $2,150,000.

SFAS 144 Impairment Testing

Select Staffing has reassessed the level of its asset groupings within its Staffing reporting unit for purposes of monitoring for potential impairment under SFAS 144.1 Select Staffing considered the guidance within paragraphs 10 and 11 of SFAS 144, as well as the nature of Select Staffing’s long-lived assets and its business model. Select Staffing’s core revenue generating asset is its customer relationships. While Select Staffing has certain national accounts, most of its customer relationships are with small to medium size companies, typically serviced within a specific geographical region. The revenue generating activities are serviced by temporary employees who live in that same proximity. Select Staffing has 355 branches throughout 45 states; however, these branches tend to be clustered within certain defined geographical areas where the same customers are served by the same temporary employee pool. Select Staffing believes this to be supported by its historical experience of closing branches and noting a shifting or migration of both the remaining customers and temporary employee pools to a nearby branch.

Given the nature of the foregoing, while there may be identifiable cash flows at the branch level, Select Staffing believes cash flows at any given branch are interdependent on cash flows of other branches within the same region. By contrast, cash flows at the geographic region level are independent of cash flows of other regions.

[1]

Select Staffing believes that impairment testing at lower levels for its PEO reporting unit is not required under SFAS 144 because PEO’s operations represent one asset group as it is centralized in one office. Further, PEO’s contribution to Select Staffing’s consolidated revenues and cash flows is insignificant and the remaining book value of customer relationships allocated to PEO was only $1,463,000 as of October 4, 2009. For its Specialty reporting unit, Select Staffing believes that further impairment testing is not necessary because, on an historic basis, economic trends affecting operating results and cash flows for Staffing, which constitutes 97% of Select Staffing’s consolidated revenue, have a similar effect on the operating results and cash flows for Specialty, which constitutes only 3% of Select Staffing’s consolidated revenue. In addition, Select Staffing did not identify any impairment indicators for Specialty when conducting SFAS 144 testing at the reporting unit level for the periods ended October 4, 2009 and December 31, 2008, and the remaining book value of customer relationships allocated to Specialty was only $5.9 million as of October 4, 2009.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 25, 2010

Once analyzed at the regional level, it is not feasible to move clients from one region to another, nor could these assignments be filled by the typical temporary employee in another region. For these reasons, Select Staffing has determined that these geographic regions constitute the lowest level of independent identifiable cash flows within Select Staffing’s operations. This process resulted in 25 regional units that Select Staffing tested for impairment indicators.

These SFAS 144 regions differ from Select Staffing’s existing management and reporting structure, which consists of 130 branch managers that oversee Select Staffing’s 202 company-owned branches, 31 area managers that oversee “Areas” and 18 regional managers that oversee “Regions.” Where there are tightly clustered branch offices that serve the same customers and draw from the same temporary employee pool, Select Staffing often promotes a high performing branch manager to an area manager. However, not all tightly clustered branches have an area manager and less than half of Select Staffing’s national footprint is covered by an “Area.” Select Staffing’s regional managers oversee the Areas and the branches assigned to their Region. However, not all branches assigned to a Region are in close geographic proximity to one another.

A summary of the major categories of Select Staffing’s long-lived assets is as follows:

Property and equipment. There are various assets at each of Select Staffing’s branches consisting of furniture, equipment and leasehold improvements, which are not significant at any one branch. The significant portion of property and equipment consists of facilities and assets at Select Staffing’s corporate offices. For purposes of regional profit/loss measures, branch assets are directly attributed to their respective regions. The remaining property and equipment amounts are viewed by Select Staffing as entity-wide assets and, accordingly, should be assessed based on company-wide performance.

Customer relationships and employee database. These assets arose in connection with Select Staffing’s various business acquisitions and were allocated to each region based on a method which consisted of:

•	identifying for each business acquisition the pre-acquisition revenue streams by geographic area;

•	aligning that geographic area with Select Staffing’s SFAS 144 regions; and

•	allocating the cost of the customer relationships and employee database to each such region in the following manner:

1) in situations in which the customer concentration was focused in one specific geographic region, the cost was allocated to that specific geographic region; and

2) in all other situations, the cost of the relationship/database was allocated to each region based on the percentage of revenues attributable to such region to total revenues of the acquired business.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 25, 2010

Select Staffing believes this method to be systematic, rational, and reasonable. Amortization resulting from the allocated asset is then allocated to each region as part of that region’s profit or loss.

Other. Select Staffing does not consider other intangible assets to be significant.

In grouping the assets together at the regional level, it appears to Select Staffing that the primary asset, based on its revenue generating nature, is the customer relationship. Should impairment tests be required, the remaining estimated life of this asset would form the outer boundary of the forecasted future period for cash flows.

Paragraph 8 of SFAS 144 provides a listing of potential impairment indicators. In addition, the Commission has indicated in various speeches that there may be other impairment indicators – impairment of goodwill and other long-lived assets among them. In determining whether or not impairment indicators existed at October 4, 2009 and December 31, 2008, Select Staffing noted that there was an impairment of goodwill within its PEO reporting unit. This caused Select Staffing to consider whether the customer relationship associated with Select Staffing’s PEO operations was impaired. Select Staffing concluded that it was and, accordingly, recorded an impairment charge of $4,562,000 for the period ended October 4, 2009. This left only $1,463,000 of customer relationships allocated to PEO as of such date.

From an entity-wide perspective, Select Staffing has historically reported positive cash flows from operations, including in each of years 2006 through 2008 and in the period ended October 4, 2009. Select Staffing believes that these results indicate that there are no impairment indicators requiring Select Staffing to look at entity-wide assets.

At the regional level, Select Staffing prepared regional statements showing both income from operations and cash flows. The operating income calculations were based on regional revenue and direct operating costs, an allocation of workers’ compensation and indirect support costs, regional depreciation, and amortization of intangible assets allocated to each region. Cash flow analysis for each region was derived by adding back depreciation and amortization. Select Staffing then assessed the regional results, with a primary focus on whether there were any regions showing current period operating or cash flow losses, combined with historical losses. Select Staffing’s policy is that any region that had a significant operating or cash flow loss for at least the current interim period and prior year would be considered to have an impairment indicator and further testing of that region’s asset grouping would be required under SFAS 144.

Based on the analysis of the regional operating results and cash flows, Select Staffing has concluded that there are no indications of impairment. None of Select Staffing’s regions showed a sustained operating loss or cash flow loss and, accordingly, no further testing under SFAS 144 is necessary or appropriate.

On a prospective basis, Select Staffing will utilize its 25 regional units to test impairment as required under SFAS 142.

Please find attached for your convenience as Exhibit A a copy of the marked pages showing the changes to the Company’s proxy statement being made to reflect Select Staffing’s use of 25 regional units with independent identifiable cash flows as the basis for the SFAS 144 impairment testing.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 25, 2010

*  *  *  *

Your continued prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

BHB:ksl

cc:	Dean Suehiro

James N. Hauslein
Gaurav V. Burman

Securities and Exchange Commission

Attention: Jessica Plowgian

January 25, 2010

EXHIBIT A

[Marked Excerpts From Proxy Statement Attached]

The following table shows the number of company-owned offices and franchise agent offices as of the end of each of the last three fiscal years of Select Staffing, and as of October 4, 2009:

Office Type	October 4, 2009	December 28, 2008	December 30, 2007	December 31, 2006
Company-owned offices	202	208	184	137
Franchise agent offices	153	83	78	105

Total offices	355	291	262	242

Company-Owned Offices

Select Staffing compensates its staff employees at company-owned offices through metric-driven incentive programs based on revenues, gross margins and new customer generation. Staff employees of each company-owned office typically report to a branch manager who is responsible for day-to-day operations. Branch managers in turn report to area managers or regional managers, both of whom oversee multiple branches. Area managers and regional managers generally report to regional vice presidents, who in turn report to a member of Select Staffing’s Senior Operating Committee — a six-person executive group made up of Select Staffing’s President, Chief Operating Officer, Chief Sales Officer, Chief Administrative Officer, and two Senior Vice Presidents. The Senior Operating Committee in turn reports to D. Stephen Sorensen, Select Staffing’s Chief Executive Officer.

Franchise Agent Offices

Franchise Licensed Offices

Select Staffing operates franchise agent offices in geographic locations generally not serviced by company-owned offices. Select Staffing’s franchise agents have the exclusive contractual right to sell certain of Select Staffing’s services and to use its service marks, business names, and systems in a specified geographic territory. Select Staffing’s franchise license agreements generally allow franchise agents to open multiple offices within their exclusive territories.

The franchise licensee, as an independent contractor, is responsible for establishing and maintaining an office and paying related administrative and operating expenses, including rent, utilities and salaries of its branch office staff. Each franchise licensee also functions as a limited agent of Select Staffing in recruiting job applicants, soliciting job orders, filling those orders, and assisting and cooperating with collection matters upon request.

Select Staffing is the employer of record of the temporary employees recruited and placed by the franchise licensees, and as such is responsible for paying the wages of the temporary employees and all related payroll taxes and insurance. In addition, Select Staffing owns and manages all customer accounts receivable generated by its franchise licensees. As a result, Select Staffing provides a substantial portion of the working capital needed for the franchise licensees’ operations. Franchise licensees are required to follow Select Staffing’s operating procedures and standards with respect to customer credit and terms, as well as recruiting, screening, classifying and retaining temporary employees.

Sales generated by franchise licensed operations are included in Select Staffing’s consolidated revenues. Select Staffing books the full amount of revenues generated by its franchise licensed offices and reflects as a cost of revenues the wages of the temporary employees and related payroll taxes and insurance, as well as the amount of gross margin that is paid to the franchisee or licensee under the terms of the applicable franchise agreement. These amounts typically range from 60% to 75% of gross margins. For fiscal year 2008, franchise licensee revenues represented approximately 11.7% of Select Staffing’s total revenues.

Select Staffing currently has two types of franchise agreements, one of which was historically used by RemedyTemp, Inc. and the other of which was historically used by Westaff. The Remedy franchise agreements multiples within the temporary staffing industry and historical control premiums paid by acquirers purchasing companies similar to Select Staffing.

For the interim period ended October 4, 2009, testing for goodwill impairment was performed at reporting units one level below the operating segment, so as to not mask any impairment that may exist in the reporting unit. Select Staffing’s three reporting units for purposes of goodwill impairment testing are Staffing, Specialty and PEO.

As shown in the first table below, the SFAS 142 Step 1 testing of the three reporting units indicated the fair value of the Staffing reporting unit exceeded the carrying value by 26% or $85 million and, as a result, passes Step 1. However, the carrying value of the Specialty reporting unit exceeded the fair value by 32% or $7.7 million and the carrying value of the PEO reporting unit exceeded the fair value by 36% or $2.4 million (both indicating impairment and requiring SFAS 142 Step 2 testing to determine the amount of the goodwill impairment).

As shown in the second table below, the Step 2 testing of the goodwill values of the three reporting units indicates that book value for the Staffing reporting unit is not impaired; however, goodwill is impaired at the Specialty and PEO reporting units. The resulting reduced fair values for the Specialty and PEO reporting units’ goodwill are $5.7 million and $11.2 million, respectively, as shown in the table below.

Step One Test—Summary

(amounts in thousands)

Reporting Unit	Fair Value of Reporting Unit	Book Value of Reporting Unit	Difference	Step 1 Pass / Fail (a)
Staffing	$416,000	$330,275	$85,725	Pass
Specialty	24,100	31,790	(7,690)	Fail
PEO	6,700	9,095	(2,395)	Fail

Total	$447,000	$371,160	$75,640

(a)	“Pass” means the reporting unit’s fair value is in excess of its carrying value and the second step of the impairment test is unnecessary. “Fail” means the fair value of the reporting unit is less than its carrying value, signifying the second step of the impairment test is necessary to measure the amount of impairment.

Step Two Test—Summary

(amounts in thousands)

Reporting Unit	Book Value of Goodwill	Implied Goodwill After Step 2	Impairment
Specialty	$10,015	$5,700	$4,315
PEO	16,007	11,200	4,807

Total	$27,022	$16,900	$9,122

As indicated by SFAS 144, an impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable, which occurs when the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event of an indication that a long-lived asset is not recoverable, an impairment loss shall be measured as the amount by which the carrying amount exceeds the asset’s fair value.

Long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, including adverse changes in the business climate as it relates to the long-lived asset. The PEO reporting unit has experienced significant adverse changes to its business such that certain acquired customer relationships may not be recoverable.

The application of the valuation principles and procedures to the data resulted in the following SFAS 144 recoverability test which indicated impairment of the PEO reporting unit’s customer relationships:

SFAS 144 Test—Summary

(amounts in thousands)

Reporting Unit/ Long-Lived Asset	Book Value of Asset	Estimated Fair Value	Implied Impairment
PEO
Customer Relationships	$6,025	$1,463	$4,562

Total			$4,562

There are inherent uncertainties related to the factors used in the valuation and impairment testing (including growth rates, margins, rates of return, inflation rates and availability of capital) and Select Staffing management’s judgment (including with respect to present value techniques) in applying them to the analysis of goodwill. The primary uncertainties include:

1. the growth of the economy both nationally and regionally within the geographies in which Select Staffing operates may be different than projected,

2. the growth of the temporary staffing industry as a whole may be slower than projected,

3. whether or not interest rates will rise or fall,

4. the cost of capital at the valuation date, and

5. the rate of inflation may be higher than projected.

Substantial changes in the rate and direction of these factors, and management’s judgment in applying them, would change the values derived in the impairment testing.

In accordance with the analysis above, Select Staffing recognized a $9.1 million impairment charge with respect to goodwill in the Specialty and PEO reporting units as of October 4, 2009, and recognized a $4.6 million impairment charge with respect to PEO customer relationships as of October 4, 2009.

Based on Select Staffing’s annual impairment tests, goodwill was not impaired at December 28, 2008, December 30, 2007 or December 31, 2006.

In connection with its annual goodwill impairment testing, as well as the impairment of the PEO unit’s customer relationships, Select Staffing’s management considered the possibility that other of its long-lived assets, consisting of property and equipment and finite lived intangibles, may be impaired. Select Staffing assesses the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for purposes of SFAS 144 impairment testing. In connection with this analysis, Select Staffing has identified 25 regional units with independent identifiable cash flows. Each regional unit consists of branches clustered within certain defined geographical areas where the same customers are served by the same employee pool. Select Staffing assessed each of its 25 regional units for indications of impairment as of October 4, 2009 and December 31, 2008. As none of the regional units evidenced a sustained operating loss or cash flow loss or other indication of potential impairment, Select Staffing determined that no SFAS 144 impairment testing was required at the regional unit level.